UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF
1934

For the month of May 2022.

Commission File Number 001-40626

VTEX
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

125 Kingsway, WC2B
6NH London, United
Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Table of Contents

PART I - FINANCIAL INFORMATION	3
Item 1 - Financial Statements	3
Condensed consolidated interim Balance Sheets	4
Condensed consolidated interim Statements of Profit or Loss	6
Condensed consolidated interim Statements of Changes in Shareholder’s Equity	7
Condensed consolidated interim Statements of Cash Flows	8
Notes to condensed consolidated interim Financial Statements	9
Item 2 – Management’s discussion and analysis of financial condition and results of operations	27
PART II - OTHER INFORMATION	41
Item 1 - Signatures	41

PART I - FINANCIAL INFORMATION

Item 1 -          Financial Statements

Index to Financial Statements
VTEX

Condensed consolidated interim Financial Statements

Condensed consolidated interim Balance Sheets

Condensed consolidated interim Statements of Profit or Loss

Condensed consolidated interim Statements of Changes in Shareholder’s Equity

Condensed consolidated interim Statements of Cash Flows

Notes to the condensed consolidated interim Financial Statements

VTEX
Condensed consolidated interim balance sheet
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

	Note	March 31, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	3	99,624	121,006
Restricted cash		810	1,183
Marketable securities and short-term investments	4	176,061	177,191
Trade receivables	5	35,386	34,682
Recoverable taxes		7,696	6,881
Deferred commissions		375	263
Prepaid expenses		9,527	7,911
Other current assets		581	399
Total current assets		330,060	349,516
Non-current assets
Trade receivables	5	6,038	6,143
Deferred tax assets	6.1	17,469	12,572
Prepaid expenses		464	343
Recoverable taxes		588	556
Deferred Commission		1,645	1,246
Other non-current assets		448	435
Right-of-use assets	7	6,372	5,183
Property and equipment, net	8	5,191	4,711
Intangible assets, net	9	34,394	33,644
Investment in joint venture		321	621
Total non-current assets		72,930	65,454
Total assets		402,990	414,970

The above condensed consolidated interim balance sheet should be read in conjunction with the accompanying notes.

VTEX
Condensed consolidated interim balance sheet
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

LIABILITIES	Note	March 31, 2022	December 31, 2021
Current liabilities
Accounts payable and accrued expenses	10	27,937	29,537
Loans and financing	11	2,786	2,087
Taxes payables	12	4,304	5,035
Lease liabilities	7	1,485	1,105
Deferred revenue		20,447	16,598
Derivative financial instruments		-	133
Accounts payable from acquisition of subsidiaries		3,087	4,260
Other current liabilities		204	133
Total current liabilities		60,250	58,888
Non-current liabilities
Accounts payable and accrued expenses		1,112	1,977
Loans and financing	11	497	1,192
Taxes payable	12	160	160
Lease liabilities	7	5,859	4,886
Accounts payable from acquisition of subsidiaries		-	2,163
Deferred revenue		17,646	16,204
Deferred tax liabilities	6.2	2,357	2,045
Other non-current liabilities		290	266
Total non-current liabilities		27,921	28,893
EQUITY	14
Issued capital		19	19
Capital reserve		393,587	390,466
Other reserves		4,248	652
Accumulated losses		(83,045)	(63,955)
Equity attributable to VTEX’s shareholders		314,809	327,182
Non-controlling interests		10	7
Total shareholders’ equity		314,819	327,189
Total liabilities and equity		402,990	414,970

The above condensed consolidated interim balance sheet should be read in conjunction with the accompanying notes.

VTEX
Condensed consolidated interim statements of profit or loss
(Unaudited)

		Three months ended
	Note	March 31, 2022	March 31, 2021

Subscription revenue		32,580	24,658
Services revenue		2,087	1,266
Total revenue	15	34,667	25,924
Subscription cost		(9,996)	(8,715)
Services cost		(2,607)	(2,108)
Total cost		(12,603)	(10,823)
Gross profit		22,064	15,101
Operating expenses
General and administrative		(6,921)	(7,223)
Sales and marketing		(17,900)	(11,035)
Research and development		(13,925)	(8,423)
Other income (losses)		8	(449)
Loss from operations		(16,674)	(12,029)
Financial income		4,292	531
Financial expense		(9,013)	(1,886)
Financial result, net		(4,721)	(1,355)
Equity results		219	96
Loss before income tax		(21,176)	(13,288)
Current	6.3	(427)	(207)
Deferred	6.3	2,512	1,034
Total income tax		2,085	827
Net loss for the period		(19,091)	(12,461)
Attributable to controlling shareholders		(19,090)	(12,458)
Non-controlling interest		(1)	(3)

Loss per share	16
Basic loss per share		(0.100)	(0.072)
Diluted loss per share		(0.100)	(0.072)

The above condensed consolidated interim statements of profit or loss should be read in conjunction with the accompanying notes.

VTEX
Condensed consolidated interim statements of changes in shareholders’ equity
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

	Issued capital	Capital reserve	Other reserves	Accumulated losses	Total equity attributable to VTEX’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2021	17	78,945	104	(3,444)	75,622	126	75,748
Net loss for the period	-	-	-	(12,458)	(12,458)	(3)	(12,461)
Foreign cumulative conversion adjustment	-	-	(543)	-	(543)	-	(543)
Transactions with owners of the Company
Exercise of stock options	-	828	-	-	828	-	828
Issue of ordinary shares as consideration for a business combination	-	3	-	-	3	-	3
Capital contribution	-	1,000	-	-	1,000	-	1,000
Buyback of shares	-	(328)	-	-	(328)	-	(328)
Share-based compensation	-	1,560	-	-	1,560	-	1,560
Transactions with non-controlling interests	-	96	-	-	96	(123)	(27)
	-	3,159	-	-	3,159	(123)	3,036
At March 31, 2021	17	82,104	(439)	(15,902)	65,780	-	65,780

At January 1, 2022	19	390,466	652	(63,955)	327,182	7	327,189
Net loss for the period	-	-	-	(19,090)	(19,090)	(1)	(19,091)
Foreign cumulative conversion adjustment	-	-	3,596	-	3,596	-	3,596
Transactions with owners of the Company
Exercise of stock options	-	19	-	-	19	-	19
Issue of ordinary shares as consideration for a business combination	-	3	-	-	3	-	3
Share-based compensation	-	3,099	-	-	3,099	-	3,099
Transactions with non-controlling interests	-	-	-	-	-	4	4
	-	3,121	-	-	3,121	4	3,125
At March 31, 2022	19	393,587	4,248	(83,045)	314,809	10	314,819

The above condensed consolidated interim statements of changes in shareholders’ equity should be read in conjunction with the accompanying notes.

VTEX
Condensed consolidated interim statements of cash flows
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

	March 31, 2022	March 31, 2021

Loss of the period	(19,091)	(12,461)
Adjustments on loss of the period
Depreciation and amortization	1,094	794
Deferred income tax	(2,512)	(1,034)
Loss on disposal of rights of use, property, equipment, and intangible assets	(46)	28
Allowance for doubtful accounts	122	429
Share-based compensation	3,099	1,560
Provision for payroll taxes (share-based compensation)	(1,232)	-
Adjustment of hyperinflation	717	402
Profit on investments in joint venture	(219)	(96)
Fair value losses	3,840	274
Other costs and foreign exchange, net	(1,940)	1,049
Working capital adjustments
Trade receivables	(759)	(1,087)
Recoverable taxes	(847)	46
Prepaid expenses	(1,737)	278
Other assets	(306)	148
Accounts payable and accrued expenses	(1,143)	1,008
Taxes payable	(427)	(402)
Deferred revenue	5,291	2,758
Other liabilities	410	(482)
Cash used in operating activities	(15,686)	(6,788)
Income tax paid	(304)	(658)
Net cash used in operating activities	(15,990)	(7,446)

Cash flows from investing activities
Purchase of short-term investment	(6,587)	-
Redemption of short-term investment	3,631	-
Redemption of marketable securities	-	554
Interest received	-	285
Payment of subsidiaries net of cash acquired	(1,268)	(13)
Acquisitions of property and equipment	(95)	(541)
Net cash (used in) provided by investing activities	(4,319)	285

Cash flows from financing activities
Derivative financial instruments	(718)	-
Changes in restricted cash	373	212
Proceeds from the exercise of stock options	19	828
Net-settlement of share-based payment	(598)	-
Capital increase	-	1,000
Buyback of shares	-	(2,344)
Payment of loans and financing	(657)	(9,004)
Interest paid	(20)	(40)
Principal elements of lease payments	(279)	(200)
Lease interest paid	(176)	(176)
Net cash used in financing activities	(2,056)	(9,724)

Net decrease in cash and cash equivalents	(22,365)	(16,885)

Cash and cash equivalents, beginning of the period	121,006	58,557
Effect of exchange rate changes	983	(1,365)
Cash and cash equivalents, end of the period	99,624	40,307

Supplemental cash flow information:
Lease liabilities arising from obtaining right-of-use assets	931	53
Issue of ordinary shares as consideration for a business combination	3	3
Unpaid amount related to acquisition of non-controlling interest	-	27
Unpaid amount related to business combinations	-	6,712
Dividends receivable used to pay accounts from acquisition of subsidiaries	448	-
Transactions with non-controlling interests	4	-

The above condensed consolidated interim statement of cash flows should be read in conjunction with the accompanying notes.

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

1.	General information

VTEX (“VTEX” or the “Company”) and its subsidiaries, or collectively referred to as the “Group”, provide a software-as-a-service digital commerce platform for enterprise brands and retailers. The VTEX platform enables customers to execute their commerce strategy, including building online stores, integrating, managing orders across channels, and creating marketplaces to sell products from third-party vendors.

The Group enables customers to implement multiple go-to-market strategies. VTEX’s platform combines commerce, order management and marketplace functionality, allowing enterprises to sell a wide assortment of products across multiple channels. By integrating with suppliers, distributors, third-party vendors, franchisees, warehouses, and brick-and-mortar stores, enterprises can rapidly implement new business models and digital experiences, including direct-to-consumer, marketplace, conversational and interactive commerce, ship from store, endless aisle, and drop-ship.

The Company's shares, under the symbol “VTEX”, are listed on the New York Stock Exchange (“NYSE”).

The following entities are part of the Group and are being consolidated in these unaudited interim condensed financial statements:

				Interest held by the Group (%)
Company	Place of business/ country of incorporation	Relationship	Principal business activity	March 31, 2022	December 31, 2021	March 31, 2021
VTEX (“VTEX”)	Cayman	Holding	Technology Services
VTEX Argentina S.A. (“VTEX ARG”)	Argentina	Subsidiary	Technology Services	100	100	100
VTEX Brasil Tecnologia para E-commerce LTDA. (“VTEX Brazil”)	Brazil	Subsidiary	Technology Services	100	100	100
VTEX Publicidade e Eventos Ltda. (“VTEX DAY”)	Brazil	Subsidiary	Production of events	100	100	100
Dlieve Tecnologia S.A. (“Dlieve”)	Brazil	Subsidiary	Technology Services	-	-	100
Ciashop Soluções para Comércio Eletrônico S.A. (“Ciashop”)	Brazil	Subsidiary	Technology Services	-	-	100
Loja Integrada Tecnologia Para Softwares S.A. (“Loja Integrada”)	Brazil	Subsidiary	Technology Services	99.81	99.87	100
VTEX Chile SPA (“VTEX CHI”)	Chile	Subsidiary	Technology Services	100	100	100
VTEX Colombia Tecnologia para Ecommerce S.A.S. (“VTEX COL”)	Colombia	Subsidiary	Technology Services	100	100	100
VTEX Commerce Cloud Solutions LLC (“VTEX USA”)	USA	Subsidiary	Technology Services	100	100	100
WebLinc Corporation (“WorkArea”)	USA	Subsidiary	Technology Services	-	-	100
VTEX Ecommerce Platform Limited (“VTEX UK”)	UK	Subsidiary	Technology Services	100	100	100
EICOM Limited (“EICOM”)	UK	Subsidiary	Technology Services	-	-	100
VTEX Mexico Soluciones en Ecommerce S. de R.L. de C.V. (“VTEX MEX”)	Mexico	Subsidiary	Technology Services	99.99	99.99	99.95
EI Education S.A.P.I de C.V. (“Escuela”)	Mexico	Subsidiary	Technology Services	100	100	100
Suiteshare Tecnologia da Informação S.A. (“Suiteshare”) (ii)	Brazil	Subsidiary	Technology Services	-	100	-
Peru Tecnologia para ECOMMERCE S.A.C. (“VTEX PERU”)	Peru	Subsidiary	Technology Services	100	100	-
VTEX Platform España, S.L. ("VTEX ESP") (i)	Spain	Subsidiary	Technology Services	100	-	-
Vtex Ecommerce Platform Limited - Sede Secondaria (“VTEX ITA”)	Italy	Branch	Technology Services	100	100	-
Vtex Ecommerce Platform Limited London - Sucursala Bucuresti (“VTEX ROM”)	Romania	Branch	Technology Services	100	100	-
Vtex Ecommerce Platform Limited – Sucursal em Portugal (“VTEX PORT”)	Portugal	Branch	Technology Services	100	100	-

(i)	VTEX ESP was created in March/2022 to fulfill the Group’s operational needs.
(ii)	Suiteshare was merged in VTEX Brazil in March/2022.

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

2.	Basis of Presentation and Consolidation

The accounting policies described in detail below have been consistently applied to all periods presented in these unaudited condensed consolidated interim financial statements, unless otherwise stated. The financial statements are applicable for the group consisting of VTEX and its subsidiaries. The accounting policies have been consistently applied by the Group.

a.	Basis for preparation of the unaudited condensed consolidated interim financial statements

The unaudited condensed consolidated interim financial statements of VTEX Group for the three-month period ended March 31, 2022, have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in an annual consolidated financial statement. Accordingly, this report is to be read in conjunction with the Group’s annual consolidated financial statements for the year ended December 31, 2021, and any public announcements made by the Group during the interim reporting period.

The accounting policies adopted are consistent with those of the previous financial year, except for the income tax estimation (see note 6) and the adoption of new and amended standards as set out below.

The unaudited condensed consolidated interim financial statements are presented in U.S. dollars (“USD”, “US$”, or “$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousands, except when otherwise indicated.

b.	New standards, interpretations, and amendments adopted by the Group

In 2022 the Company has adopted the following new interpretation and amendments: (i) Amendments to IAS 16 - Property, Plant and Equipment; (ii) Amendments to IFRS 3 - Business Combinations; and (iii) Annual Improvements to IFRS Standards 2018–2020.

These interpretations and amendments had no impact on the unaudited condensed consolidated interim financial statements of the Group.

c.	Critical estimates and accounting judgments

Management has made judgments and estimates that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates. Accounting estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are recognized prospectively.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgments and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those set at the consolidated financial statements for the year ended December 31, 2021. No retrospective adjustments were made.

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

3.	Cash and cash equivalents

	March 31, 2022	December 31, 2021
Cash and cash bank deposits	95,773	120,928
Investment funds	3,851	78
Cash and cash equivalents	99,624	121,006

4.	Marketable securities and short term investments

	March 31, 2022	December 31, 2021
Marketable securities	-	-
Short-term investments	176,061	177,191
Marketable securities and short-term investments	176,061	177,191

4.1.	Short-term investments

The following table shows the changes in the balances:
2022
Opening balance on January 1	177,191
Additions	6,587
Redemption	(3,631)
Gains (losses)	(3,795)
Exchange differences	(291)
Closing balances on March 31	176,061

5.	Trade receivables

Trade receivables are as follows:

	March 31, 2022	December 31, 2021
Trade receivables	42,508	41,972
Loss allowances	(1,084)	(1,147)
Total trade receivables	41,424	40,825

Current	35,386	34,682
Non-current	6,038	6,143

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

The changes in loss allowances for trade receivables are as follows:

2022
Opening balance on January 1	(1,147)
Addition, net	(122)
Write-off	223
Exchange differences	(38)
Closing balances on March 31	(1,084)

The trade receivables by maturity are distributed as follows:

	March 31, 2022	December 31, 2021
Current	38,823	38,456
Overdue between:
From 1 to 30 days	1,711	1,251
From 31 to 60 days	554	847
From 61 to 90 days	181	439
From 91 to 120 days	291	113
From 121 to 300 days	948	866
Total	42,508	41,972

6.	Current and deferred tax

6.1.	Deferred tax assets

	March 31, 2022	December 31, 2021
Loss allowances for financial assets	111	75
Bonus provision	717	750
Lease	438	366
Share-based compensation	3,439	3,224
Hyperinflationary adjustments	70	89
Tax loss (i)	11,344	6,445
Others	1,350	1,623
Total deferred tax assets	17,469	12,572

(i)	Tax losses increase is driven mainly by the current investment position of the Brazilian operations. These amounts are expected to be offset in the foreseeable future.

6.2.	Deferred tax liabilities

The balance comprises temporary differences attributable to:

	March 31, 2022	December 31, 2021
Acquisition of subsidiaries	1,620	1,687
Temporary differences	464	283
Others	273	75
Total deferred tax liabilities	2,357	2,045

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

6.3.	Income tax expense

Income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year.

	Three months ended
	March 31, 2022	March 31, 2021
Current tax
Current tax on profits for the period	(427)	(207)
Deferred income tax
Decrease in deferred tax	2,512	1,034
Income tax	2,085	827

7.	Leases

7.1.	Amounts recognized in the balance sheet

The balance sheet shows the following amounts relating to leases:
	March 31, 2022	December 31, 2021
Right-of-use asset
Office buildings	6,372	5,183
Total	6,372	5,183

	March 31, 2022	December 31, 2021
Lease liabilities
Current	1,485	1,105
Non-current	5,859	4,886
Total	7,344	5,991

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

The following table shows the changes in the right-of-use asset and lease liabilities:

2022
Right-of-use asset
Opening balance on January 1	5,183
New lease agreements	931
Hyperinflation adjustment	1
Depreciation	(303)
Write off	(218)
Exchange differences	778
Closing balances on March 31	6,372

Lease liabilities
Opening balance on January 1	5,991
New lease agreements	931
Interest added	176
Principal elements of lease payment	(279)
Interest payment	(176)
Write off	(267)
Exchange differences	968
Closing balances on March 31	7,344

7.2.	Amounts recognized in the statement of profit or loss

The statement of profit or loss presents the following amounts relating to leases:

	Three months ended
	March 31, 2022	March 31, 2021
Depreciation charge of office buildings	303	244
Interest expense (included in finance cost)	176	176
Total	479	420

8.	Property and equipment, net

Details of the Group’s property and equipment balance are shown in the tables below:

	March 31, 2022	December 31, 2021
Leasehold improvements	3,319	2,826
Machinery and equipment	329	279
Furniture and fixture	830	710
Computer and peripherals	4,611	3,987
Accumulated depreciation	(3,898)	(3,091)
Property and equipment, net	5,191	4,711

9.	Intangible assets, net

Details of intangible assets and changes in the Group’s intangible assets balances are presented below:

	March 31, 2022	December 31, 2021
Software	4,762	4,090
Trademark	244	207
Intellectual property	2,881	2,541
Customer contracts	9,520	9,337
Goodwill	23,023	22,374
Others	581	493
Accumulated amortization	(6,617)	(5,398)
Intangible assets, net	34,394	33,644

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

10.	Accounts payable and accrued expenses

The breakdown of accounts payable and accrued expenses is as follows:

	March 31, 2022	December 31, 2021
Trades payable	12,113	12,668
Accounts payable to related parties	26	27
Social charges	5,490	7,048
Profit sharing	5,029	7,203
Provision for vacation and benefits	6,333	4,333
Other	58	235
Total accounts payable and accrued expenses	29,049	31,514
Current	27,937	29,537
Non-current	1,112	1,977

11.	Loans and financing

11.1.	Breakdown of loans and financing

Loan and financing operations are summarized as follows:
	Interest rate	Country	Maturity	March 31, 2022	December 31, 2021
BNDES (i)	8.5% p.a. (Brazilian Reais)	Brazil	Mar/2023	840	891
Itaú (ii)	100% CDI+ 2.65 p.a. (Brazilian Reais)	Brazil	May/2023	2,443	2,388
Total				3,283	3,279

Current				2,786	2,087
Non-current				497	1,192

(i)	In March 2017, the Group raised R$15,577 corresponding to US$5,014 from Brazilian National Bank for Economic and Social Development (BNDES) to finance the development of new ecommerce technologies.
(ii)
In June 2019, the Group raised €6,909, corresponding to US$7,782 for working capital purposes. On the same date, a swap was contracted to hedge the amount against foreign exchange rate, designating the financial instrument as a fair value hedge.

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

11.2.	Changes in loans and financing

2022
Opening balance on January 1	3,279
Payment of loans	(657)
Interest charged	19
Interest paid	(20)
Basis adjustment on the fair value hedge (i)	108
Exchange differences	554
Closing balances on March 31	3,283

(i)
In June 2019, the subsidiary VTEX BRA designated the loan in euros with Itaú bank as a fair value hedge. Losses on the financial instrument that are measured at fair value have been recognized as a financial expense.

12.	Taxes payable

The breakdown of taxes payable is as follows:
	March 31, 2022	December 31, 2021
Income tax payable	647	524
Other taxes payable	3,816	4,671
Total taxes payable	4,463	5,195

Current	4,304	5,035
Non-current	160	160

13.	Contingencies

The Group is party to civil and labor lawsuits involving loss risks. Provisions for losses resulting from lawsuits are estimated and updated by the Group, based on analysis from the Group’s legal advisors.

The breakdown of existing contingencies classified as probable by the Group, based on the evaluation of its legal advisors, which are recognized as a liability, is as follows:

	March 31, 2022	December 31, 2021
Civil	5	17
Labor	48	16
Tax	-	53
Total	53	86

The breakdown of existing contingencies classified as possible by management, based on the evaluation of its legal advisors, for which no provision was recognized is as follows:

	March 31, 2022	December 31, 2021
Civil	199	123
Labor	199	189
Tax	12	10
Total	410	322

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

14.	Shareholders’ equity

14.1.	Share Capital

The total share capital is as follows:
	March 31, 2022	December 31, 2021
Number of ordinary nominative shares	191,212,487	191,028,642
Par value	0.0001	0.0001
Total share capital	19	19

15.	Revenue from services provided

The Group revenue derives mostly from the transfer of services rendered and fees charged as services are provided, therefore, mostly recognized over time. Disaggregation of revenue by major product lines are as follows:

	Three months ended
	March 31, 2022	March 31, 2021
Subscriptions	35,675	26,809
Tax on subscriptions	(3,095)	(2,151)
Revenue from subscriptions	32,580	24,658
Services provided	2,254	1,371
Taxes on services	(167)	(105)
Revenue from services	2,087	1,266
Revenue from subscription and services	34,667	25,924

16.	Earnings (loss) per share

Basic earnings (loss) per share attributable to common stockholders is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding during the year.

Diluted earnings per share are computed by giving effect to all potential weighted average dilutive common stock, including options and restricted stock units.

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

The following table contains the loss per share of the Group for the three months periods ended March 31, 2022 and 2021:

	Three months ended
Basic earnings (loss) per share	March 31, 2022	March 31, 2021
Loss attributable to the stockholders of the Group	(19,090)	(12,458)
Weighted average number of outstanding common shares (thousands)	191,165	171,953
Basic and diluted earnings loss per share	(0.100)	(0.072)

In the three months ended March 31, 2022, the Company was in a loss position and therefore diluted loss per share is equal to basic loss per share.

17.	Share-based compensation

17.1.	Share-based compensation: VTEX

VTEX provides share-based compensation to selected directors and employees as a stock-option plan.

Under both stock-option plan and RSUs, usually the options have a term of 5 or 6 years as of the grant date. They are exercisable as long as the director or employee fulfills the worked periods after the options are granted (usually 4 or 5 years, with 1/4 or 1/5 of the options exercisable each year).

Set out below are summaries of options granted under the plan:

	Number of options (thousands)	Weighted Average Exercise Price	Remaining Contractual Terms in Years	Weighted Average Grant Date Fair Value

At January 1, 2022	8,809	4.78	5.37	1.58

Granted during the period	659	7.63	-	3.58
Forfeit during the period	(193)	7.32	-	3.31
Exercised during the period (i)	(6)	3.15	-	0.63

At March 31, 2022	9,269	4.95	5.24	1.69

Stock options exercisable as of March 31, 2022	3,138	3.27	4.59	0.75

(i) The number of Stock-options withheld for tax purposes was 1.3 thousand shares.

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

The fair value of the stock options granted was calculated based on the Binomial Options Pricing
Model considering the average contract term. The model inputs for options included:

●	Strike Price - Average price weighted by the quantity granted;
●	Target Asset Price – The trading price closest to the granting date of the options or the trading price derived from an independent valuation report;
●	Risk-Free Interest Rate - US Treasury interest rate, according to the contractual term;
●	Volatility - According to comparable peer entities listed on the stock exchange.

The weighted average inputs used in the three-month period ended March 31, 2022:

●	Target Asset Price - USD 6.15 per share (December 31, 2021 - 10.72 per share)
●	Risk-Free Interest Rate - 1.94% (December 31, 2021: 1.14%)
●	Volatility - 50.61% (December 31, 2021: 51.89%)
●	Expected dividend: None

The following table summarizes the RSU options granted under the plan:

	Number of RSUs (thousands)	Weighted Average Grant Date Fair Value
At January 1, 2022	3,001	7.70

RSU granted	1,060	7.71
Forfeit during the period	(168)	7.02
Settled (i)	(220)	7.25
At March 31, 2022	3,673	7.76

(i) The number of RSUs withheld for tax purposes was 41 thousand shares.

The fair value of the restricted stock units granted was calculated using the same Target Asset Price used in the Stock Options appraisal model.

For the three-month period ended March 31, 2022, there was US$ 28,608 of remaining unamortized compensation costs, including social charges, related to unvested stock options and RSUs granted to the Group’s employees. This cost will be recognized over an estimated weighted average remaining period of 2.10 years. Total unamortized compensation costs will be adjusted for future changes in estimated forfeitures.

The total expense, including taxes and social charges related to the share-based compensation plan for the three-month period ended March 31, 2022, was US$ 2,413 (the three-month period ended March 31, 2021: US$ 1,317). For the period ended March 31, 2022, the Group recorded in the capital reserve the amount of US$ 2,587 (the three-month period ended March 31, 2021: US$ 1,317).

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

17.2.	Share-based compensation: Loja Integrada

On April 29, 2021, VTEX introduced a new share-based compensation plan to selected directors and employees as a stock-option and RSU plan in Loja Integrada, a subsidiary wholly owned. This share-based compensation plan also has RSU and Stock Options. Under both stock-option plan and RSUs, the options have a term of 7 years as of the grant date. They are exercisable as long as the director or employee fulfills the worked periods after the options are granted (usually 4 or 5 years, with 1/4 or 1/5 of the options exercisable each year).

The fair value of the stock options granted was calculated based on the Binomial Options Pricing
Model considering the average contract term. The model inputs for options included:

●	Strike Price - Average price weighted by the quantity granted;
●	Target Asset Price – The trading price closest to the granting date of the options or the trading price derived from an independent valuation report;
●	Risk-Free Interest Rate - Future CDI, according to the contractual term;
●	Volatility - According to comparable peer entities listed on the stock exchange.

The weighted average inputs used in the three-month period ended March 31, 2022:

●	Target Asset Price - USD 8.66 per share (December 31, 2021 - 13.06 per share)
●	Risk-free interest rate in Brazilian Reais - 8.81% (December 31, 2021: 8.81%)
●	Volatility - 47.69% (December 31, 2021: 47.69%)
●	Expected dividend: None

Set out below are summaries of options granted under the plan:

	Number of options (thousands)	Weighted Average Exercise Price	Remaining Contractual Terms in Years	Weighted Average Grant Date Fair Value

At January 1, 2022	23.57	12.37	6.35	5.47

Granted during the period	-	-	-	-
Forfeit during the period	-	-	-	-
Exercised during the period	-	-	-	-

At March 31, 2022	23.57	14.57	6.11	6.44

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

The following table summarizes the RSU options granted under the plan:

	Number of RSUs (thousands)	Weighted Average Grant Date Fair Value
At January 1, 2022	83.03	11.22

RSU granted	-	-
Forfeit during the period	(4.77)	13.22
Settled (i)	(10.10)	13.22
At March 31, 2022	68.16	13.22

(i) The number of RSUs withheld for tax purposes was 3 thousand shares.

For the three-month period ended March 31, 2022, there was US$ 579, of remaining unamortized compensation cost, including social charges, related to unvested stock options and RSUs granted to the Group’s employees. This cost will be recognized over an estimated weighted-average remaining period of 1.99 years. Total unamortized compensation costs will be adjusted for future changes in estimated forfeitures.

The total expense, including taxes and social charges related to the Loja Integrada share-based compensation plan for the three-month period ended March 31, 2022, was US$ 61. For the period ended March 31, 2022, the Group recorded in the capital reserve the amount of US$ 512.

17.3.	Amounts recognized in the statement of profit or loss

The following table illustrates the classification of stock-based compensation in the Consolidated Statements of Operations which includes both stock-based compensation of VTEX and Loja Integrada:

	Three months ended
	March 31, 2022	March 31, 2021

Subscription cost	(87)	(108)
Services cost	(26)	(33)
General and administrative	(989)	(1,173)
Sales and marketing	(729)	(729)
Research and development	(643)	(1,116)
Total	(2,474)	(3,159)

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

18.	Financial Instruments

18.1.	Financial instruments by category

(i)	Financial instruments valued at amortized cost
Financial instruments valued at amortized cost represent financial assets and liabilities whose Group’s business model maintained to receive contractual cash flows. The aforementioned comprise exclusively payments of principal and interest on the principal amount outstanding. Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified, or impaired.

The Group has the following financial instruments valued at amortized cost:
	March 31, 2022	December 31, 2021
Financial assets:
Cash and cash equivalents	99,624	121,006
Restricted cash	810	1,183
Trade receivables	41,424	40,825
Total	141,858	163,014

Financial liabilities
Trade payables	12,139	12,695
Lease liabilities	7,344	5,991
Loans and financing	3,283	3,279
Accounts payable from acquisition of subsidiaries	-	1,470
Total	22.766	23,435

(ii)	Financial instruments valued at fair value through profit or loss

Financial instruments are classified at fair value through profit or loss when this classification significantly reduces a possible measurement or recognition inconsistency (sometimes referred to as “accounting mismatch”) that would occur due to the measurement of assets or liabilities or the recognition of their gains and losses on different bases. Gains/losses on financial instruments that are measured at fair value through profit or loss are recognized as financial income or expense in the profit or loss for the period.

The Group has the following financial instruments valued at fair value through profit or loss:

	Carrying amount
	March 31, 2022	December 31, 2021
Financial assets:
Current
Marketable securities and short-term investments	176,061	177,191

Total	176,061	177,191

	Carrying amount
	March 31, 2022	December 31, 2021
Financial liabilities:
Current
Derivative financial instruments (i)	-	133
Accounts payable from acquisition of subsidiaries (”earn-out”)	3,087	4,953
Total	3,087	5,086

(i)
The Group used to hedge the exposure of foreign currency risk related to loans obtained with related parties by contracting a Non-Deliverable Forward (“NDF”) derivative financial instrument raised through Itaú Bank . The instrument had a total notional value of US$ 4.600 and was fully settled on March 15, 2022 for USD 718.

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

The Group uses derivative financial instruments to hedge against the risk of change in the foreign exchange rates. Therefore, they are not speculative. The derivative financial instruments designated in hedge operations are initially recognized at fair value on the date on which the derivative contract is executed and are subsequently re-measured to their fair value. Changes in the fair value of any of these derivative instruments are immediately recognized in the income statement under "net financial income".

For the three months period ended March 31, 2021, the Group had positions in Swap derivative financial instruments designated as hedge of foreign currency debt. The hedge contracts had maturity dates equal to those of the loan raised in foreign currency. The last hedge contract matures in March 2023.

The following amounts were recognized in profit or loss in relation to derivatives:

	Three months ended
	March 31, 2022	March 31, 2021
Net gain (loss) on financial instruments	(80)	364

The following amounts were recognized in profit or loss in relation to marketable securities and short term investments:

	Three months ended
	March 31, 2022	March 31, 2021
Net gain (loss) on marketable securities and short-term investments	(3,795)	(119)

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

a.	Fair value hierarchy

This section provides details about the judgments and estimates made for determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

	March 31, 2022
	Level 1	Level 2	Level 3
Assets
Short-term investments	176,061	-	-

Liabilities

Accounts payable from acquisition of subsidiaries (“earn-out”)	-	-	3,087

	December 31, 2021
	Level 1	Level 2	Level 3
Assets
Short-term investments	177,191	-	-
Liabilities
Derivative financial instruments	-	133	-
Accounts payable from acquisition of subsidiaries (“earn-out”)	-	-	4,953

There were no transfers between levels 1, 2 and 3 for recurring fair value measurements during the third quarter of 2022.

The Group’s policy is to recognize transfers into and out of fair value hierarchy levels as at the end of the reporting period.

•
Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

•
Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	Level 3: If one or more of the significant inputs are not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Specific valuation techniques used to value financial instruments could include the use of quoted market prices or dealer quotes for similar instruments:

•	the use of quoted market prices or dealer quotes for similar instruments

•	for interest rate swaps – the present value of the estimated future cash flows based on observable yield curves;

•	for foreign currency forwards - the present value of future cash flows based on the forward exchange rates at the balance sheet date;

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

The majority of the resulting fair value estimates are included in level 2, except for a contingent consideration payable (“earn-out”), where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.

Fair value measurements using significant unobservable inputs (level 3)

The fair value of the earn-out classified as level 3 is calculated based on the judgment of the Group and the probability of meeting the goals of each acquisition made during the year. The Sale and Purchase agreement of each acquisition established if the clients of the acquired entities migrate to the Groups platform and reach an agreed amount, the seller will be entitled to an earn-out. As at March 31, 2022, the fair value of the earn-out amounts US$ 3,087 (December 31, 2021 - US$ 4,953).

The following table presents changes in the maximum earn-out, which are the only level 3 items for the three months ended March 31, 2022:

2022
At January 1	4,953
Acquisitions of subsidiaries	(898)
Payments of principal/finance charges - earn-out	(492)
Earn-out adjustments	(478)
Exchange differences	2
At March 31	3,087

b.	Fair values of other financial instruments (unrecognized)

The group also has a number of financial instruments which are not measured at fair value in the balance sheet. As at March 31, 2022, for these instruments, the fair values are not different to their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature. Differences were identified for the following instruments at March 31, 2022:

	Carrying amount	Fair value
Financial liabilities
Loans and financing	3,283	3,356
Total	3,283	3,356

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

18.2.	Financial risk management

The risk management of the Group is predominantly controlled by a central treasury department (Group treasury) under policies approved by the board of directors. Group treasury identifies, evaluates, and hedges financial risks in close co-operation with the Group’s operating units. The board provides written principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, the use of derivative and non-derivative financial instruments, and investment of excess liquidity.

When all relevant criteria have been met, hedge accounting will be applied to remove the accounting mismatch between the hedging instrument and the hedged item. This will effectively result in recognizing interest expense at a fixed interest rate for the hedged floating rate loans and inventory at the fixed foreign currency rate for the hedged purchases.

The unaudited condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2021, available in the 20-F filing.

Item 2 – Management’s discussion and analysis of financial condition and results of operations

This Management's Discussion and Analysis of Financial Condition and Results of Operations section may contain certain forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements for several reasons, including those described in our prior filings with the U.S. Securities and Exchange Commission.

The following analysis and discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements as of December 31, 2021 included elsewhere in this document.

Overview

VTEX is where commerce happens. Our platform is designed to be the Operating System for the commerce ecosystem. We enable enterprise brands and retailers to orchestrate their complex network of consumers, business partners, suppliers, and fulfillment providers. We are building the global digital commerce infrastructure that enables enterprises to be relevant for the modern, convenience-driven consumer.

VTEX provides a software-as-a-service digital commerce platform for enterprise brands and retailers. Our platform enables our customers to execute their commerce strategy, including building online stores, integrating and managing orders across channels, and creating marketplaces to sell products from third-party vendors. Founded in Brazil, we have been a leader in accelerating the digital commerce transformation in Latin America and are expanding globally. Our platform is engineered to enterprise-level standards and functionality with approximately 82% of our GMV coming from large, blue-chip companies (i.e. customers with more than US$10 million of GMV per year). As of December 31, 2022 we are trusted by more than 2,400 customers with over 3,200 active online stores across 38 countries to connect with their consumers in a meaningful way.

We benefit from the acceleration of digitalization globally, and in particular in Latin America, the fastest-growing region in the world in 2020, where ecommerce is still underpenetrated. Accelerating ecommerce growth, evolving consumer expectations and the proliferation of digital shopping alternatives are raising the bar for brands and retailers in order to stay relevant. Legacy structures developed over years force enterprises to choose between deep customization and speed to market. Our technology combined with our ecosystem of partners solves this problem. We deliver flexibility and simplicity to complex, mission critical commerce operations. VTEX was named as leader in the IDC MarketScape: Worldwide B2C Digital Commerce Platforms 2020 Vendor Assessment, and Gartner named us as a Visionary in its 2020 report, Magic Quadrant for Digital Commerce, Worldwide.

We offer access to our platform on a subscription basis, which accounted for 94.0% of our revenue for the three months ended March 31, 2022. Our subscription revenue is based on a fixed subscription fee and a transaction-based fee. The transaction-based fee accounts for most of our subscription revenues and is primarily structured as a take rate or percentage of the total value of the orders processed through our platform, including value added taxes and shipping, which we refer to as our GMV. Our transaction-based fee model aligns our success with our customers’ success and our revenue grows as our customers’ GMV grows. In the three months ended March 31, 2022, our GMV increased to US$2.7 billion from US$2.0 billion in the three months ended March 31, 2021 representing an increase of 33.3% in USD and 27.9% on an FX neutral basis. In the same period, our revenue increased to US$34.7 million from US$25.9 million, representing an increase of 33.7% in USD and 29.7% on an FX neutral basis.

Key metric— Gross merchandise value

The key metric we use to measure our performance, identify trends affecting our business, formulate our business plan projections and support our strategic decisions is GMV. Due to the seasonality of ecommerce and the foreign exchange effects resulting from the volatility of the currencies of the jurisdictions where we operate (particularly Latin America countries) vis-à-vis the U.S. Dollar (which is our functional currency), our management compares GMV on a year-over-year and foreign exchange neutral basis. The foreign exchange neutral measures are calculated by using the average monthly exchange rates for each month during the previous year, adjusted by inflation in countries with hyper-inflation, and applying them to the corresponding months of the current year, so as to calculate what our results would have been had exchange rates remained stable from one year to the next.

Key metric— Gross merchandise value (continued)

GMV is the total value of customer orders processed through our platform, including value added taxes and shipping. Our GMV does not include the value of orders processed by our SMB customers or B2B transactions. Due to our transaction-based subscription model, we believe that GMV growth is linked with our revenue growth and we track GMV as an indicator of the success of our customers, the performance of the platform and our market share.

	Three months ended
	March 31, 2022	March 31, 2021
	(in millions of U.S. Dollars, unless otherwise indicated)
GMV	2,714.6	2,036.10
GMV growth FX neutral (%)	27.9%	142.3%

Seasonality and quarterly operations results

Our transaction-based subscription model, similar to most retail businesses, experiences seasonal fluctuations. Historically, we have generated higher net sales in the fourth quarter, as a consequence of the concentration of special dates during that quarter.

The following table sets forth our quarterly condensed consolidated interim profit (loss) statement data for each of the last historical nine quarters. The condensed consolidated interim profit (loss) statement data below has been prepared on the same basis as the audited consolidated financial statements included elsewhere in this document and, in our opinion, reflects all necessary adjustments, consisting only of ordinary course recurring adjustments, necessary to present this information fairly and accurately. These historical quarterly results of operations are not necessarily indicative of the results of operations for any future period. In particular, since the second quarter of 2020 we were positively affected by the ecommerce surge as a consequence of lockdowns during the COVID-19 Pandemic. We expect seasonal patterns to remain the same as in prior years and we believe that the expansion of ecommerce may normalize once the COVID-19 pandemic is sufficiently controlled, which may adversely affect our financial performance and operating metrics in the future. See below “—Impacts of the COVID-19 Pandemic.”.

	For the three months ended (unaudited)
(in US$ millions)	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022

Subscription revenue	15.4	23.9	26.3	27.7	24.7	29.7	29.6	34.5	32.6
Services revenue	1.2	1.3	1.3	1.4	1.3	1.2	2.2	2.6	2.1
Total revenue	16.6	25.3	27.7	29.1	25.9	30.9	31.9	37.1	34.7
Subscription cost	(5.1)	(5.8)	(7.1)	(9.8)	(8.7)	(9.5)	(9.7)	(10.5)	(10.0)
Services cost	(1.7)	(1.7)	(1.7)	(2.0)	(2.1)	(2.8)	(3.1)	(3.3)	(2.6)
Total cost	(6.7)	(7.5)	(8.8)	(11.9)	(10.8)	(12.2)	(12.8)	(13.8)	(12.6)
Gross profit	9.9	17.8	18.9	17.2	15.1	18.7	19.1	23.4	22.1
Operating expenses
General and administrative	(3.1)	(2.4)	(3.3)	(5.1)	(7.2)	(7.8)	(9.9)	(6.9)	(6.9)
Sales and marketing	(5.7)	(5.4)	(5.3)	(7.5)	(11.0)	(15.7)	(19.3)	(17.5)	(17.9)
Research and development	(4.1)	(3.6)	(4.5)	(6.8)	(8.4)	(10.7)	(14.2)	(11.9)	(13.9)
Other income (losses)	(0.0)	(0.3)	(0.3)	0.1	(0.4)	(0.9)	0.0	(0.2)	0.0
Income (loss) from operation	(3.1)	6.1	5.5	(2.1)	(12.0)	(16.4)	(24.4)	(13.1)	(16.7)
Financial result	(2.8)	1.6	(0.6)	(1.3)	(1.4)	(1.4)	(0.6)	(1.4)	(4.7)
Equity results	(0.0)	0.0	0.0	0.1	0.1	0.1	0.2	0.2	0.2
Income (loss) before income tax	(5.9)	7.7	5.0	(3.3)	(13.3)	(17.6)	(24.8)	(14.3)	(21.2)
Income tax	0.7	(2.0)	(2.0)	(0.9)	0.8	2.1	2.8	3.7	2.1
Net loss of the period	(5.2)	5.7	3.0	(4.3)	(12.5)	(15.5)	(22.0)	(10.6)	(19.1)
Loss per share
Basic and diluted income (loss) per share (US$)	(0.03)	0.03	0.02	(0.02)	(0.07)	(0.09)	(0.12)	(0.06)	(0.10)

The following table sets forth selected condensed consolidated interim profit (loss) statements data for each of the periods indicated as a percentage of total revenue.

	For the Three Months ended (unaudited)
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022

Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Subscription cost	(30.4)%	(23.0)%	(25.6)%	(33.8)%	(33.6)%	(30.6)%	(30.6)%	(28.2)%	(28.8)%
Services cost	(10.1)%	(6.6)%	(6.1)%	(6.9)%	(8.1)%	(8.9)%	(9.6)%	(8.9)%	(7.5)%

Total cost	(40.5)%	(29.6)%	(31.7)%	(40.7)%	(41.8)%	(39.6)%	(40.1)%	(37.1)%	(36.3)%

Gross profit	59.5%	70.4%	68.3%	59.3%	58.2%	60.4%	59.9%	62.9%	63.7%
Operating expenses
General and administrative	(18.6)%	(9.5)%	(12.1)%	(17.6)%	(27.9)%	(25.3)%	(31.2)%	(18.6)%	(19.9)%
Sales and marketing	(34.5)%	(21.2)%	(19.0)%	(25.7)%	(42.6)%	(50.9)%	(60.7)%	(47.0)%	(51.6)%
Research and development	(24.4)%	(14.4)%	(16.3)%	(23.5)%	(32.5)%	(34.6)%	(44.5)%	(32.1)%	(40.1)%
Other income (losses)	(0.3)%	(1.0)%	(1.0)%	0.4%	(1.7)%	(2.8)%	0.0%	(0.6)%	0.0%
Income (loss) from operation	(18.4)%	24.3%	19.9%	(7.1)%	(46.4)%	(53.1)%	(76.5)%	(35.4)%	(48.1)%
Financial result	(16.8)%	6.2%	(2.1)%	(4.6)%	(5.2)%	(4.4)%	(1.8)%	(3.7)%	(13.5)%

Equity results	(0.1)%	0.0%	0.1%	0.2%	0.4%	0.5%	0.5%	0.5%	0.6%
Income (loss) before income tax	(35.2)%	30.5%	17.9%	(11.5)%	(51.3)%	(57.0)%	(77.7)%	(38.6)%	(61.1)%

Income tax	4.0%	(8.1)%	(7.2)%	(3.2)%	3.2%	6.9%	8.8%	10.0%	6.1%

Net loss of the period	(31.2)%	22.4%	10.8%	(14.7)%	(48.1)%	(50.1)%	(68.9)%	(28.6)%	(55.0)%

The following table sets forth our Non-GAAP income (loss) from operations for each of the periods indicated:

	For the Three Months ended (unaudited)
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022
	(in US$ millions)
Income (loss) from operation	(3.1)	6.1	5.5	(2.1)	(12.0)	(16.4)	(24.4)	(13.1)	(16.7)

Share-based compensation expense	0.3	0.4	0.6	2	3.2	5.5	9.3	1.6	2.5
Amortization of intangibles related to acquisitions	0.4	0.2	0.1	0.2	0.3	0.5	0.5	0.7	0.5
Offering expenses (“IPO”) (i)	-	-	-	-	-	-	1.3	-	-

Non-GAAP Income (Loss) from Operations	2.4	6.8	6.3	0.1	(8.5)	(10.4)	(13.3)	(10.9)	(13.7)
 (i) Offering expenses ("IPO") are related to shares offered by the selling shareholders and other one-off IPO expenses.

Impacts of the COVID-19 pandemic

As a result of the COVID-19 pandemic, the ecommerce market experienced a surge in growth. Governments encouraged consumers to stay at home for extended periods of time, and retail purchases shifted from offline and brick-and-mortar purchases to online ecommerce, as companies accelerated the digitalization of their businesses. Consequently, ecommerce sales in our major markets have increased significantly. Our business responded to the shifting commerce dynamics, enabling our customers to rapidly scale and digitally transform their businesses during the COVID-19 pandemic. Our customers' GMV increase has resulted in significant revenue growth for us, driven predominantly by our transaction-based fees.

In 2021, online commerce penetration continued to increase, demonstrating that the 2020 acceleration in online consumption appears sustainable, despite the gradual reopening of brick-and-mortar retail stores which generated a mean reversion of ecommerce growth. While we believe that the structural shifts that favor ecommerce will continue as the world recovers from COVID-19, we do not expect to experience the same growth in our business going forward. For example, in the three months ended March 31, 2022, our revenue increased 33.7% in U.S. dollars and 29.7% on an FX neutral basis compared to 2021 – while revenues increased 55.8% in U.S. dollars and 77.0% on an FX neutral basis in the three month ended March31, 2021 compared to 2020. We believe that the expansion of ecommerce may normalize once the COVID-19 pandemic is fully lapped, which may adversely affect our financial performance and operating metrics. See note 27 of our unaudited condensed consolidated interim financial statements

Components of our results of operations

The following is a summary of the principal line items comprising condensed consolidated interim income of profit and loss.

Total revenue

Our total revenue consists of (1) subscription and support revenue, arising from a multichannel cloud and SaaS-based platform focused on ecommerce; and (2) revenue from professional services and other, arising substantially from consulting services.

Subscription revenue

Subscription revenue consists of revenue derived from (1) a mix of transaction-based fees and fixed subscription fees, in each case derived from customers using our platform; (2) our SMB business; and (3) other business units that generate recurring revenue to us.

Transaction-based fees comprise (a) commission fees charged to customers based on a percentage of the GMV or a fee per order processed on our platform; and (b) commission fees charged to marketplace partners, payment providers, and any other services provided through our app store.

Fixed subscription fees comprise (a) yearly or multi-year upfront fees paid by merchants to reduce future variable fees. In case of early termination of the annual upfront fees, we refund merchants for the remaining term of the contract; and (b) fixed monthly fee for using our platform in any given month. Fixed fees are paid to us at the beginning of the applicable subscription period, regardless of the length of the subscription period. As subscription fees are received in advance of providing the related services, we record deferred revenue on our consolidated balance sheet for the unearned revenue and recognize revenue ratably over the related subscription period.

Services revenue

Services revenue consists primarily of revenue derived from consulting services which are recognized over time during the period that services are performed. Services revenue accounted for 6.0% of our revenue for the three months ended March 31, 2022, compared to 4.9% for the three months ended March 31, 2021.

Cost of revenue

Our total cost consists of (1) subscription cost; and (2) services cost.

Subscription cost of revenue

Subscription cost consists mainly of costs related to hosting related and customer support costs. The hosting related costs include third-party providers, software related platform operating costs, and compensation for our infrastructure team. Support costs are mostly driven by personnel cost, and represent expenses related to the support we provide to our customers.

Services cost of revenue

Services cost consist mainly of personnel costs and/or third-party expenses to provide the professional services advisory for a specific project of a customer project.

Operating expenses

Our operating expenses consist of general and administrative expenses, sales and marketing expenses, and research and development expenses.

General and administrative expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) for our finance, support operation departments, legal and compliance teams; (2) corporate expenses; and (3) corporate overhead allocation. General and administrative expenses also include costs related to business acquisitions, legal and other professional services fees and depreciation and amortization.

Sales and marketing expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) and commissions paid to the direct sales team, the success team, partnership sales team and sales enablement team; (2) travel-related expenses; (3) marketing and events expenses; (4) finder fee commissions; and (5) the allocation of corporate overhead. We plan to continue to incur sales and marketing expenses in the regions that we currently have a presence as well as in new regions over time in order to continue to enhance our brand awareness and our capabilities to attract new customers.

Research and development expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) for product development, product management and product design; (2) software subscription costs related to the product; and (3) the allocation of corporate overhead. We expect to increase the research and development expenses to continue investing in product innovation, and in the development of new products.

Financial results

Financial results consist of financial income and financial expenses. Financial income consists of interest earned on bank deposits, foreign exchange gains, short-term investment gains and other financial income. Financial expense consists mostly of foreign exchange losses, short-term investment losses, losses from fair value of financial instruments, interest on lease liabilities and adjustment of hyperinflation in Argentina.

Income tax

Provision for income taxes consists primarily of income taxes, current and deferred, in certain foreign jurisdictions in which we conduct business. The current and deferred income taxes are calculated based on the tax laws enacted or substantively enacted at the end of the reporting period in the countries in which we operate and generate taxable income.

In 2020, VTEX Brazil benefited from tax incentives pursuant to the Lei do Bem aimed at companies that conduct research and development activities. This benefit allowed an additional deduction of research and development expenditures ranging between 60% and 80% of the amounts originally spent, thereby reducing the income and social contribution tax base of VTEX Brazil. For 2021, considering that VTEX Brazil is in a loss position, the R&D benefit did not apply.

Currently we are running losses in most of our subsidiaries, and to that extent and considering the profitability expected in the foreseeable future our most relevant operation has been booking the related tax losses as part of our deferred tax assets.

Historical operations results

          Comparison of results of operations for the three months ended March 31, 2022 and 2021

The following table sets forth our condensed consolidated interim income statements for the three months ended March 31, 2022 and 2021. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Three months ended
	March 31, 2022	March 31, 2021
(in US$ thousands)
Subscription revenue	32,580	24,658
Services revenue	2,087	1,266
Total revenue	34,667	25,924
Subscription cost (1)	(9,996)	(8,715)
Services cost (1)	(2,607)	(2,108)
Total cost	(12,603)	(10,823)
Gross profit	22,064	15,101
Operating expenses
General and administrative (1)	(6,921)	(7,223)
Sales and marketing (1)	(17,900)	(11,035)
Research and development (1)	(13,925)	(8,423)
Other income (losses)	8	(449)
Income (loss) from operation	(16,674)	(12,029)
Financial result	(4,721)	(1,355)
Equity results	219	96
Income (loss) before income tax	(21,176)	(13,288)
Income tax	2,085	827
Net income (loss) for the period	(19,091)	(12,461)

(1) Includes stock-based compensation expenses as follows:

	Three months ended
	March 31, 2022	March 31, 2021
(in US$ thousands)
Subscription cost	(87)	(108)
Services cost	(26)	(33)
Research and development	(643)	(1,116)
Sales and marketing	(729)	(729)
General and administrative	(989)	(1,173)
Total	(2,474)	(3,159)

Total revenue

The components of our total revenue during the three months ended March 31, 2022 and 2021 were as follows:

	Three months ended
(in US$ thousands, except percentages)	March 31, 2022	March 31, 2021	Variation

Subscription revenue	32,580	24,658	31.1%
Services revenue	2,087	1,266	64.8%
Total revenue	34,667	25,924	33.7%

Total revenue for the three months ended March 31, 2022 was US$34.7 million, an increase of US$8.7 million, or 33.7% in US$ or 29.7% on an FX neutral basis, from US$25.9 million in the same period of 2021. The increase in total revenue was primarily driven by: (1) an increase in GMV of 33.3% in US$ or 27.9% on an FX neutral basis to US$2.7 billion for the three months ended March31, 2022, from US$2.0 billion in the same period of 2021, which also led to higher revenues from transaction-based fees as percentage of total subscription revenues; (2) an increase in the number of active online stores using our platform during the last three months; and (3) the expansion of our operations outside of Brazil.

Total cost

The components of our total cost during the three months periods ended March 31, 2022 and 2021 were as follows:

	Three months ended
(in US$ thousands, except percentages)	March 31, 2022	March 31, 2021	Variation

Subscription cost	(9,996)	(8,715)	14.7%
Services cost	(2,607)	(2,108)	23.6%
Total cost	(12,603)	(10,823)	16.5%

Total cost for the three months ended March 31, 2022 increased by US$1.8 million, or 16.5%, to US$12.6 million for the three months ended March 31, 2022 from US$10.8 million in the same period of 2021, principally due to an increase in expenses related to compensation as our workforce increased to support our growth.

Gross profit

As a result of the above, our gross profit increased by US$7.0 million, or 46.1% to US$22.1 million for the three months ended March 31, 2022 from US$15.1 million in the same period of 2021. As a percentage of our total revenue, our gross profit increased to 63.7% in the three months ended March 31, 2022 from 58.2% in the three months ended March 31, 2021, since the increase in hosting costs was lower than the increase in subscription revenue generated, impacting the subscription gross profit.

Operating expenses

General and administrative

General and administrative expenses during the three ended March 31, 2022 and 2021 were as follows:

	Three months ended
(in US$ thousands, except percentages)	March 31, 2022	March 31, 2021	Variation

General and administrative	(6,921)	(7,233)	(4.2%)
Percentage of total revenue	20.0%	27.9%	-

Our general and administrative expenses decreased by US$0.3 million, or 4.2%, to US$6.9 million for the three months ended March 31, 2022 from US$7.2 million in the same period of 2021, primarily due to the decrease in outsourcing expenses due to the use of non-recurring services in 2021, partially offset by the appreciation of foreign currencies.

Sales and marketing

Sales and marketing expenses during the three ended March 31, 2022 and 2021 were as follows:

	Three months ended
(in US$ thousands, except percentages)	March 31, 2022	March 31, 2021	Variation

Sales and marketing	(17,900)	(11,035)	62.2%
Percentage of total revenue	51.6%	42.6%	-

Our sales and marketing expenses increased by US$6.9 million, or 62.2%, to US$17.9 million for the three months ended March 31, 2022 from US$11.0 million for the three months ended March 31, 2021, primarily due to the increase in expenses related to compensation as our sales and marketing workforce increased to support our growth and the appreciation of foreign currencies.

Research and development

Research and development expenses during the three ended March 31, 2022 and 2021 were as follows:

	Three months ended
(in US$ thousands, except percentages)	March 31, 2022	March 31, 2021	Variation

Research and development	(13,925)	(8,423)	65.3%
Percentage of total revenue	40.2%	32.5%	-

Our research and development expenses increased by US$5.5 million, or 65.3%, to US$13.9  million for the three months ended March 31, 2021 from US$8.4 million for the three months ended March 31, 2021, primarily due to the increase in expenses related to compensation as our research and development workforce to support our growth and the appreciation of foreign currencies.

Financial results

The components of our financial results during the three ended March 31, 2022 and 2021 were as follows:

	Three months ended
(in US$ thousands, except percentages)	March 31, 2022	March 31, 2021	Variation

Financial income	4,292	531	708.3%
Financial expense	(9,013)	(1,886)	377.9%
Financial result	(4,721)	(1,355)	248.4%

As a result, our financial result amounted to an expense of US$4.7 million for the three months ended March 31, 2022, compared to an expense of US$1.4 million for the three months ended March 31, 2021.

Explanations for the variations in the above referred period are set forth below:

Financial income

Financial income increased by US$ 3.8 million, or 708.3%, to US$ 4.3 million for the three months ended March 31, 2022 from US$0.5 million for the three months ended March 31, 2021, mainly due to (1) an increase in gains from fair value of fair value of financial instruments to US$ 1.8 million in March 31, 2022 from US$ 0.4 million in March 31, 2021, which was partially offset by losses from fair value of derivative financial instruments as detailed below and; (2) an increase in foreign exchange gains to US$ 1.7 million in March 31, 2022 from US$ 0.1 million in March 31, 2021, which was partially offset by foreign exchange losses as detailed below.

Financial expense

Financial expense increased by US$7.1 million, or 377.9%, to US$9.0 million for the three months ended March 31, 2022 from US$1.9 million for the three months ended March 31, 2021, mainly due to (1) short-term investment losses given (1) rising interest rates and general risk-off environment negatively affected our US$176.1 million investments compared to nil in March 31, 2021; (2) an increase in losses from fair value of derivative financial instruments to US$ 1.9 million in March 31, 2022 from nil in March 31, 2021, which was offset by gains from fair value of derivative financial instruments as detail above and; (3) an increase in foreign exchange losses to US$ 1.6 million in March 31, 2022 from US$ 0.8 million in March 31, 2021, which was partially offset by foreign exchange gains as detailed below.

          Net loss for the period

As a result of the above, our net loss amounted to US$19.1 million for the three months ended March 31, 2022, compared to US$12.5 million for the three months ended March 31, 2021.

Condensed consolidated interim statements of cash flows

The following table sets forth certain condensed consolidated interim cash flow information for the periods indicated:

	For the three months ended
(in US$ thousands, except percentages)	March 31, 2022	March 31, 2021

Net cash provided by (used in) operating activities	(15,990)	(7,446)
Net cash provided by (used in) investing activities	(4,319)	285
Net cash provided by (used in) financing activities	(2,056)	(9,274)
Increase (decrease) in cash and cash equivalents	(22,365)	(16,885)

Net cash provided by (used in) operating activities

For the period ended March 31, 2022, net cash used in operating activities increased by US$8.5 million to US$16.0 million from US$7.4 million in the period ended March 31, 2021, primarily as a result of:

●
(1) an increase in net loss to US$19.1 million for the period ended March 31, 2022, compared to a net loss of US$12.5 million for the period ended March 31, 2021, primarily due to the expansion of our workforce; (2) an increase in other costs and foreign exchange, net to an expense of US$1.9 million for the period ended March 31, 2022, compared to an income of US$1.0 million for the period ended March 31, 2021; and (3) and working capital adjustments which consisted mainly of an increase in prepaid expenses of US$1.7 million for the period ended March 31, 2022, compared to a decrease of US$0.3 million for the period ended March 31, 2021, which was partially offset by:

●
(1) an increase in deferred revenue of US$5.3 million for the period ended March 31, 2022, compared to an increase of US$2.8 million for the period ended March 31, 2021, and (2) an increase in fair value gains to US$3.8 million for the period ended March 31, 2022, compared to an increase of US$0.3 million for the period ended March 31, 2021.

Net cash provided by (used in) investing activities

For the period ended March 31, 2022, net cash provided by (used in) investing activities changed by US$4.6 million to US$4.3 million of net cash used in investing activities from US$0.3 million of net cash provided by investing activities for the period ended March 31, 2021, primarily as a result of (1) an increase in the purchase of short term investment to US$6.6 million for the period ended March 31, 2022, from nil for the period ended March 31, 2021; and (2) an increase in the acquisition of subsidiaries net of cash acquired to US$1.3 million for the period ended March 31, 2022, from almost nil for the period ended March 31, 2021; which was partially offset by an increase in the redemption of short-term investments to US$3.6 million for the period ended March 31, 2022, from nil for the period ended March 31, 2021.

Net cash provided by (used in) financing activities

Net cash used in financing activities decreased by US$7.7 million to US$2.1 million for the period ended March 31, 2022 from US$9.7 million for the period ended March 31, 2021. This decrease is primarily attributable to a decrease in the payments of loans and financing to US$0.7 million for the period ended March 31, 2022 from US$9.0 million for the period ended March 31, 2021.

Capital expenditures

Our capital expenditures, consisting of purchase of intangibles and property and equipment, for the periods ended March 31, 2022, 2021, amounted to US$0.1 million and US$0.6 million, respectively, representing 0.3% and 2.3% of our total revenue for the periods ended March 31, 2022 and 2021, respectively.

          We expect to slightly increase our capital expenditures to support the growth in our business and operations. For 2022, we have budgeted capital expenditures of US$2.0 million. We expect to meet our capital expenditure needs for at least the next 12 months from our net cash provided by operating activities and our existing cash and cash equivalents.

Off-balance sheet arrangements

As of March 31, 2022, we did not have any off-balance sheet arrangements.

Quantitative and qualitative disclosures about market risk

We are exposed to market risks in the ordinary course of our business, including the effects of foreign currency fluctuations, derivative financial instruments, credit risk and liquidity risk. Information relating to quantitative and qualitative disclosures about these market risks is described below:

Interest rate risk

The interest risk arises from the possibility of us incurring losses due to fluctuations in interest rates in respect of fair value of future cash flows of a financial instrument.

Our main exposure to interest rate risk is related to loans and financing payable subject to variable interest rate, principally the CDI rate. Our investments are made for capital preservation purposes and we do not enter into investments for trading or speculative purposes. Our trade receivables, accounts payable and other liabilities do not bear interest.

The following table summarize our financial instruments exposed to an interest rate risk as of March 31, 2022:

Transaction	Interest rate risk (i)	Book value
		(in millions of US$)
Loans and financing	SELIC, CDI and TJLP	3,283
Accounts payable on acquisition of subsidiaries	CDI	3,087

(i) Risk-free interest rate in Brazilian Reais.

As of March 31, 2022, we are not materially exposed to the risk of changes in market interest rates mostly due to the purpose of our investments.

Foreign currency exchange risk

We have significant operations internationally that are denominated in foreign currencies. Our exposure to foreign exchange risk is primarily related to fluctuations between the U.S. Dollar and the Latin American countries in which we operate (primarily the Brazilian real, Argentine peso, Colombian peso and Chilean peso). We transact business in various foreign currencies and have significant international revenues and costs. Our cash flows, results of operations and certain of our intercompany balances are exposed to foreign exchange rate fluctuations that may differ materially from expectations. We may record significant gains or losses due to foreign currency fluctuations and related hedging activities.

Our subsidiaries generate revenues and incur most of their expenses in the respective local currencies of the countries in which they operate. As a result, our subsidiaries use their local currency as their functional currency. As of the three months ended March 31,2022 and in the year ended December 31, 2021, 16.8% and 17.3% of our revenues were denominated in, or linked to, U.S. dollars, respectively. As of the three months ended March 31, 2022 and in the year ended December 31, 2021, our assets were represented by 70.6% and 69.6% in U.S. dollars, 29.4% and 30.4% in other currencies. As of the three months ended March 31, 2022 and in the year ended December 31, 2021, our liabilities, excluding our total shareholders’ equity, were represented by 15.4% and 16.9% in U.S. dollars, 84.6% and 83.1% in other currencies.

We are exposed to foreign exchange fluctuations on the revaluation of foreign currency assets and liabilities. We use foreign exchange derivative products to hedge intercompany loans, and debt for operational purposes. By their nature, derivative financial instruments involve risk, including the credit risk of non-performance by counterparties. We use derivatives for hedging purposes and not as speculative investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 12, 2022

VTEX By: /s/ André Spolidoro Ferreira Gomes
Name: André Spolidoro Ferreira Gomes Title: Chief Financial Officer